Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter ended June 30,		Years ended December 31
	2011		2010 (1)		2009 (1)		2008 (1)		2007 (1)		2006 (1)
Earnings:
Income before discontinued operations	$10,702		$50,148		$44,473		$79,966		$56,106		$45,569
Gain on sales of real estate	-		-		(103)		(4,578)		-		-
Interest expense	25,446		87,585		86,016		85,063		85,896		78,705
Total earnings	$36,148		$137,733		$130,386		$160,451		$142,002		$124,274

Fixed charges:
Interest expense	$25,446		$87,585		$86,016		$85,063		$85,896		$78,705
Capitalized interest	2,362		9,486		10,463		10,908		5,134		3,913
Preferred stock dividends	1,475		2,170		4,860		9,241		9,174		5,145
Perpetual preferred unit distributions	75		6,300		6,300		9,909		10,238		10,238
Total fixed charges and preferred stock dividends	$29,358		$105,541		$107,639		$115,121		$110,442		$98,001

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.30	X	1.42	X	1.35	X	1.67	X	1.56	X	1.50	X

Ratio of earnings to combined fixed charges and preferred stock dividends	1.23	X	1.31	X	1.21	X	1.39	X	1.29	X	1.27	X

(1)     The results of operations for 2006-2010 have been reclassified and restated to reflect discontinued operations.